

New York Stock Exchange
11 Wall Street
New York, NY 10005

July 1, 2019

Chief, Information Technology
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE MS 3040
Washington, DC 20549

To whom it may concern:

The New York Stock Exchange certifies its approval for listing and registration of the Fixed-Rate Reset Non-Cumulative Perpetual Preferred Stock, Series E Liquidation Preference $25.00 per Share of Synovus Financial Corp. under the Exchange Act of 1934.

Sincerely,

Ben Sawyer